Exhibit 99.1

SHARKNINJA, INC.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)

	As of
	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$138,138	$154,061
Accounts receivable, net(1)	1,080,091	985,172
Inventories	840,545	699,740
Prepaid expenses and other current assets	103,638	58,311
Total current assets	2,162,412	1,897,284
Property and equipment, net	177,449	166,252
Operating lease right-of-use assets	143,090	63,333
Intangible assets, net	470,457	477,816
Goodwill	834,001	834,203
Deferred tax assets	6,762	12
Other assets, noncurrent	57,269	48,170
Total assets	$3,851,440	$3,487,070
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(2)	$504,751	$459,651
Accrued expenses and other current liabilities	602,361	620,333
Tax payable	11,143	20,991
Debt, current	149,282	24,157
Total current liabilities	1,267,537	1,125,132
Debt, noncurrent	755,811	775,483
Operating lease liabilities, noncurrent	145,517	63,043
Deferred tax liabilities	5,780	16,500
Other liabilities, noncurrent	30,752	28,019
Total liabilities	2,205,397	2,008,177
Commitments and contingencies (Note 9)
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 139,936,246 and 139,083,369 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	14	14
Additional paid-in capital	1,002,931	1,009,590
Retained earnings	647,979	470,319
Accumulated other comprehensive loss	(4,881)	(1,030)
Total shareholders’ equity	1,646,043	1,478,893
Total liabilities and shareholders’ equity	$3,851,440	$3,487,070

(1) Including amounts from a related party of $4,151 and $3,594 as of June 30, 2024 and December 31, 2023, respectively.
(2) Including amounts to a related party of $64,712 and $101,538 as of June 30, 2024 and December 31, 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net sales(1)	$1,248,658	$950,312	$2,314,886	$1,805,594
Cost of sales(2)	647,759	553,391	1,187,370	1,008,130
Gross profit	600,899	396,921	1,127,516	797,464
Operating expenses:
Research and development(3)	90,053	61,014	159,649	119,739
Sales and marketing	303,185	208,316	517,753	360,436
General and administrative(4)	103,825	71,959	191,336	139,027
Total operating expenses	497,063	341,289	868,738	619,202
Operating income	103,836	55,632	258,778	178,262
Interest expense, net	(14,844)	(7,031)	(29,566)	(15,520)
Other income (expense), net	689	(32,670)	3,937	(35,450)
Income before income taxes	89,681	15,931	233,149	127,292
Provision for income taxes	21,633	3,995	55,489	28,260
Net income	$68,048	$11,936	$177,660	$99,032
Net income per share, basic	$0.49	$0.09	$1.27	$0.71
Net income per share, diluted	$0.48	$0.09	$1.26	$0.71
Weighted-average number of shares used in computing net income per share, basic	139,888,497	138,982,872	139,668,527	138,982,872
Weighted-average number of shares used in computing net income per share, diluted	140,924,298	138,982,872	140,813,662	138,982,872

(1) Including amounts associated with related parties of $1,402 and $493 for the three months ended June 30, 2024 and 2023, respectively; and $2,350 and $1,251 for the six months ended June 30, 2024 and 2023, respectively.
(2) Including amounts associated with related parties of $64,456 and $403,696 for the three months ended June 30, 2024 and 2023, respectively; and $132,152 and $696,005 for the six months ended June 30, 2024 and 2023, respectively.
(3) Including amounts associated with related parties of $322 and $905 for the three months ended June 30, 2024 and 2023, respectively; and $740 and $1,766 for the six months ended June 30, 2024 and 2023, respectively.
(4) Including amounts associated with related parties of ($750) and $0 for the three months ended June 30, 2024 and 2023, respectively; and $(1,500) and $0 for the six months ended June 30, 2024 and 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net income	$68,048	$11,936	$177,660	$99,032
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,252	3,156	(2,122)	8,413
Unrealized loss on derivative instruments, net	(3,599)	(6,589)	(1,729)	(8,941)
Comprehensive income	$65,701	$8,503	$173,809	$98,504

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Three Months Ended June 30, 2024
					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of March 31, 2024	139,818,810	$14	$996,159	$579,931	$(2,534)	$1,573,570
Share-based compensation	—	—	14,130	—	—	14,130
Vesting of restricted stock units, net of shares withheld for taxes	117,436	—	(7,358)	—	—	(7,358)
Other comprehensive loss, net of tax	—	—	—	—	(2,347)	(2,347)
Net income	—	—	—	68,048	—	68,048
Balance as of June 30, 2024	139,936,246	$14	$1,002,931	$647,979	$(4,881)	$1,646,043

	Three Months Ended June 30, 2023
					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of March 31, 2023	138,982,872	$14	$941,206	$923,551	$(6,764)	$1,858,007
Share-based compensation	—	—	2,317	—	—	2,317
Recharge from Former Parent for share-based compensation	—	—	(2,317)	—	—	(2,317)
Other comprehensive loss, net of tax	—	—	—	—	(3,433)	(3,433)
Net income	—	—	—	11,936	—	11,936
Balance as of June 30, 2023	138,982,872	$14	$941,206	$935,487	$(10,197)	$1,866,510

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Six Months Ended June 30, 2024
					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2023	139,083,369	$14	$1,009,590	$470,319	$(1,030)	$1,478,893
Share-based compensation	—	—	33,556	—	—	33,556
Vesting of restricted stock units, net of shares withheld for taxes	852,877	—	(40,215)	—	—	(40,215)
Other comprehensive loss, net of tax	—	—	—	—	(3,851)	(3,851)
Net income	—	—	—	177,660	—	177,660
Balance as of June 30, 2024	139,936,246	$14	$1,002,931	$647,979	$(4,881)	$1,646,043

	Six Months Ended June 30, 2023
					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2022	138,982,872	$14	$941,206	$896,738	$(9,669)	$1,828,289
Distribution paid to Former Parent	—	—	—	(60,283)	—	(60,283)
Share-based compensation	—	—	3,165	—	—	3,165
Recharge from Former Parent for share-based compensation	—	—	(3,165)	—	—	(3,165)
Other comprehensive loss, net of tax	—	—	—	—	(528)	(528)
Net income	—	—	—	99,032	—	$99,032
Balance as of June 30, 2023	138,982,872	$14	$941,206	$935,487	$(10,197)	$1,866,510

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$177,660	$99,032
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	57,042	51,795
Share-based compensation	33,556	3,165
Provision for credit losses	2,525	1,218
Non-cash lease expense	9,210	6,383
Deferred income taxes, net	(17,469)	(5,864)
Other	989	392
Changes in operating assets and liabilities:
Accounts receivable(1)	(100,560)	(143,549)
Inventories	(142,310)	16,008
Prepaid expenses and other assets(2)	(53,040)	78,613
Accounts payable(3)	47,026	33,605
Tax payable	(9,848)	(1,326)
Operating lease liabilities	(3,236)	(10,165)
Accrued expenses and other liabilities(4)	(21,476)	71,078
Net cash (used in) provided by operating activities	(19,931)	200,385
Cash flows from investing activities:
Purchase of property and equipment	(53,801)	(46,273)
Purchase of intangible asset	(4,761)	(1,120)
Capitalized internal-use software development	(654)	(123)
Other investing activities, net	—	(300)
Net cash used in investing activities	(59,216)	(47,816)
Cash flows from financing activities:
Repayment of debt	(10,125)	(37,501)
Proceeds from borrowings under revolving credit facility	115,000	—
Distribution paid to Former Parent	—	(60,283)
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(40,215)	—
Net cash provided by (used in) financing activities	64,660	(97,784)
Effect of exchange rates changes on cash	(1,436)	6,031
Net decrease in cash, cash equivalents, and restricted cash	(15,923)	60,816
Cash, cash equivalents, and restricted cash at beginning of period	154,061	218,770
Cash, cash equivalents, and restricted cash at end of period	$138,138	$279,586
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$2,162	$1,405
Share-based compensation recharge not yet paid	—	(3,165)
Unrealized loss on cash flow hedges	(3,902)	(9,964)
Reconciliation of cash, cash equivalents and restricted cash within the Condensed Consolidated Balance Sheets to the amounts shown in the Condensed Consolidated Statements of Cash Flows above:
Cash and cash equivalents	$138,138	$256,379
Restricted cash	—	23,207
Total cash, cash equivalents and restricted cash	$138,138	$279,586

(1) Including changes in related party balances of $(557) and $(783) for the six months ended June 30, 2024 and 2023, respectively.
(2) Including changes in related party balances of $0 and $20,029 for the six months ended June 30, 2024 and 2023, respectively.
(3) Including changes in related party balances of $(36,826) and $51,719 for the six months ended June 30, 2024 and 2023, respectively.
(4) Including changes in related party balances of $0 and $1,852 for the six months ended June 30, 2024 and 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. Organization and Description of Business

SharkNinja, Inc. (the “Company”) is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other products under the brands of “Shark” and “Ninja.” SharkNinja is headquartered in Needham, Massachusetts, and distributes products throughout North America, Europe, and other select international markets.

SharkNinja, Inc. was incorporated in the Cayman Islands on May 17, 2023 as a wholly-owned subsidiary of JS Global Lifestyle Company Limited (“JS Global” or the "Former Parent"). The Company was formed for the purpose of completing the listing of the Company on the New York Stock Exchange (“NYSE”) and related transactions to carry on the business of SharkNinja Global SPV, Ltd., and its subsidiaries.

SharkNinja Global SPV, Ltd. was incorporated in 2017 as a wholly-owned subsidiary of JS Global. Prior to July 28, 2023, SharkNinja Global SPV, Ltd. operated as a combination of wholly-owned businesses of JS Global, which is a listed entity on the Hong Kong Stock Exchange.

On July 30, 2023, in connection with (1) the separation (the “separation”) of the Company from JS Global and (2) the distribution to the holders of JS Global ordinary shares of all of JS Global’s equity interest in SharkNinja Global SPV, LTD. in the form of a dividend of the Company’s ordinary shares, JS Global contributed all outstanding shares of SharkNinja Global SPV, Ltd. to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. On July 31, 2023, JS Global distributed 138,982,872 ordinary shares of SharkNinja, Inc. to the holders of JS Global ordinary shares and SharkNinja, Inc. began trading on the NYSE.

Because the separation and distribution was considered a transaction between entities under common control, the financial statements for periods prior to the transaction and the listing on the NYSE have been adjusted to combine the previously separate entities, SharkNinja, Inc. and SharkNinja Global SPV, Ltd., for presentation purposes. Further, the distributed share amount of SharkNinja, Inc. is reflected for all shares and related financial information in these condensed consolidated financial statements.

SharkNinja Global SPV, Ltd. prior to the separation and distribution, together with SharkNinja, Inc. and its subsidiaries subsequent to the separation and distribution are herein referred to as "SharkNinja" or the "Company".

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements that accompany these notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of SharkNinja, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. For the purposes of comparability, certain prior period amounts have been reclassified to conform to current period presentation.

The condensed consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations of the Securities and Exchange Commission (“SEC”). Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2023.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2024 and the Company’s condensed consolidated statements of income, comprehensive income, and shareholders’ equity for the three and six months ended June 30, 2024 and 2023 and cash flows for the six months ended June 30, 2024 and 2023. The results for the three and six months ended June 30, 2024 are not necessarily indicative of the operating results expected for the year ended December 31, 2024 or any future operating periods.

The Company has identified the significant accounting policies that are critical to understanding its business and results of operations. There have been no significant changes during the six months ended June 30, 2024 to the significant accounting policies disclosed in the Company’s audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2023 within the Form 20-F filed on March 1, 2024.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including the accounting and fair value of derivatives, valuation of inventory, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets, determination of incremental borrowing rate for leases, share-based compensation, including probability of the attainment of awards with performance conditions and grant-date fair value of awards with market conditions, and the valuation of deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, and forward contracts. The Company maintains its cash and cash equivalents with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.

The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the condensed consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.

The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net:

	As of
	June 30, 2024	December 31, 2023
Customer A	32.3%	22.4%
Customer B	11.1	16.7
Customer C	13.5	*
 * Represents less than 10%

The following table summarizes the Company’s customers that represented 10% or more of net sales:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Customer A	24.0%	22.0%	21.2%	18.8%
Customer B	10.4	*	11.0	10.1
Customer C	12.6	14.3	13.5	14.8
 * Represents less than 10%

Accounts Receivable, Net

Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.

The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.

Expected credit losses are estimated over the contractual term of the financial assets. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.

Below is a rollforward of the Company’s allowance for credit losses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(in thousands)
Beginning balance	$11,142	$8,067	$8,225	$6,998
Provision for credit losses	(479)	474	2,525	1,218
Write-offs and other adjustments	(2,971)	(1,615)	(3,058)	(1,290)
Ending balance	$7,692	$6,926	$7,692	$6,926

Disaggregation of Net Sales

The following table summarizes net sales by region based on the billing address of customers:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Domestic(1)	$869,266	69.6%	$646,348	68.0%	$1,603,485	69.3%	$1,247,641	69.1%
International(2)	379,392	30.4	303,964	32.0	711,401	30.7	557,953	30.9
Total net sales	$1,248,658	100.0%	$950,312	100.0%	$2,314,886	100.0%	$1,805,594	100.0%

(1) Domestic consists of net sales in the United States and Canada. Net sales from the United States represented 64.3% and 63.0% of total net sales for the three months ended June 30, 2024 and 2023, respectively; and 64.1% and 64.2% of total net sales for the six months ended June 30, 2024 and 2023, respectively.
(2) Net sales from the United Kingdom represented 16.3% and 20.1% of total net sales for the three months ended June 30, 2024 and 2023, respectively; and 17.8% and 20.7% of total net sales for the six months ended June 30, 2024 and 2023, respectively.

The following table presents net sales by brand:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Shark	$604,471	48.4%	$463,887	48.8%	$1,136,020	49.1%	$944,638	52.3%
Ninja	644,187	51.6	486,425	51.2	1,178,866	50.9	860,956	47.7
Total net sales	$1,248,658	100.0%	$950,312	100.0%	$2,314,886	100.0%	$1,805,594	100.0%

The following table presents net sales by product category:

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Cleaning Appliances	$466,115	37.3%	$413,797	43.5%	$888,035	38.4%	$828,667	45.9%
Cooking and Beverage Appliances	379,277	30.4	343,050	36.1	708,918	30.6	599,732	33.2
Food Preparation Appliances	264,911	21.2	143,376	15.1	469,948	20.3	261,224	14.5
Other	138,355	11.1	50,089	5.3	247,985	10.7	115,971	6.4
Total net sales	$1,248,658	100.0%	$950,312	100.0%	$2,314,886	100.0%	$1,805,594	100.0%

Warranty Costs

The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.

Product warranty liabilities and changes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(in thousands)
Beginning balance	$25,428	$20,075	$28,090	$20,958
Accruals for warranties issued	9,673	7,679	15,953	13,750
Settlements made	(7,875)	(6,581)	(16,817)	(13,535)
Ending balance	$27,226	$21,173	$27,226	$21,173

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s CEO allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Net sales by geographical region can be found in the disaggregation of net sales in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:

	As of
	June 30, 2024	December 31, 2023

	(in thousands)
United States	$61,194	$60,644
China	99,379	92,931
Rest of World	16,876	12,677
Total property and equipment, net	$177,449	$166,252

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity’s chief operating decision maker (“CODM”) and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The new standard is effective for the Company in fiscal year 2024, and interim periods beginning in fiscal year 2025. Retrospective application is required. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard is effective for the Company in fiscal year 2025, and may be applied prospectively or retrospectively. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

3. Condensed Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of
	June 30, 2024	December 31, 2023

	(in thousands)
Molds and tooling	$309,542	$286,305
Computer and software	105,013	100,225
Displays	101,135	91,074
Equipment	21,830	19,391
Furniture and fixtures	12,611	10,614
Leasehold improvements	39,405	36,061
Total property and equipment	589,536	543,670
Less: accumulated depreciation and amortization	(433,866)	(389,689)
Construction in progress	21,779	12,271
Property and equipment, net	$177,449	$166,252

Depreciation and amortization expense was $23.3 million and $23.4 million for the three months ended June 30, 2024 and 2023, respectively, and $45.3 million and $40.6 million for the six months ended June 30, 2024 and 2023, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of
	June 30, 2024	December 31, 2023

	(in thousands)
Accrued customer incentives	$233,393	$207,593
Accrued expenses	139,225	106,198
Accrued compensation and benefits	66,506	89,658
Accrued returns	32,745	58,828
Sales and other tax payable	1,942	19,904
Accrued advertising	11,102	35,968
Accrued delivery and distributions	35,759	29,850
Accrued warranty	27,226	28,090
Operating lease liabilities, current	11,624	8,390
Accrued professional fees	22,572	8,071
Derivative liabilities	3,634	3,370
Other	16,633	24,413
Accrued expenses and other current liabilities	$602,361	$620,333

4. Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2024:

	June 30, 2024
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Money market funds included in cash and cash equivalents	$462	$462	$—	$—
Total financial assets	$462	$462	$—	$—
Financial Liabilities:
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 5)	$3,634	$—	$3,634	$—
Total financial liabilities	$3,634	$—	$3,634	$—

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023:

	December 31, 2023
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Money market funds included in cash and cash equivalents	$1,806	$1,806	$—	$—
Total financial assets	$1,806	$1,806	$—	$—
Financial Liabilities:
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 5)	$3,370	$—	$3,370	$—
Total financial liabilities	$3,370	$—	$3,370	$—

The Company classifies its money market funds within Level 1 because they are valued using quoted prices in active markets. The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded.

5. Derivative Financial Instruments and Hedging

Notional Amount of Forward Contracts

The gross notional amounts of the Company’s forward contracts are USD denominated. The notional amounts of outstanding forward contracts in USD as of the periods presented were as follows:

	As of
	June 30, 2024	December 31, 2023

	(in thousands)
Derivatives designated as hedging instruments:
Forward contracts	$364,967	$350,000
Total derivative instruments	$364,967	$350,000

Effect of Forward Contracts on the Condensed Consolidated Statements of Income

The Company did not have any forward contracts that were not designated as hedging instruments for the three and six months ended June 30, 2024. Total loss recognized from derivatives that were not designated as hedging instruments was $27.6 million for the three months ended June 30, 2023 and $25.7 million for the six months ended June 30, 2023, and was recorded in other expense, net within the condensed consolidated statements of income.

Effect of Forward Contracts on Accumulated Other Comprehensive Income

The following table represents the unrealized losses of forward contracts that were designated as hedging instruments, net of tax effects, that were recorded in accumulated other comprehensive income as of June 30, 2024 and 2023, and their effect on other comprehensive income for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(in thousands)
Beginning balance	$(303)	$(2,352)	$(2,173)	$—
Amount of net losses recorded in other comprehensive income	(3,448)	(7,739)	(415)	(10,091)
Amount of net (losses) gains reclassified from other comprehensive income to earnings	(151)	1,150	(1,314)	1,150
Ending balance	$(3,902)	$(8,941)	$(3,902)	$(8,941)

6. Intangible Assets, Net and Goodwill

Intangible Assets, Net

Intangible assets consisted of the following as of June 30, 2024:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(107,312)	$35,771	2.3
Patents	61,680	(27,606)	34,074	5.5
Developed technology	22,167	(6,771)	15,396	7.6
Total intangible assets subject to amortization	$226,930	$(141,689)	$85,241
Intangible assets not subject to amortization:
Trade name and trademarks	$385,216	$—	$385,216	Indefinite
Total intangible assets, net	$612,146	$(141,689)	$470,457

Intangible assets consisted of the following as of December 31, 2023:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(99,363)	$43,720	2.8
Patents	57,436	(24,763)	32,673	5.4
Developed technology	22,677	(5,953)	16,724	8.3
Total intangible assets subject to amortization	$223,196	$(130,079)	$93,117
Intangible assets not subject to amortization:
Trade name and trademarks	$384,699	$—	$384,699	Indefinite
Total intangible assets, net	$607,895	$(130,079)	$477,816

Amortization expenses for intangible assets were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(in thousands)
Research and development	$1,910	$1,638	$3,824	$3,286
Sales and marketing	3,974	3,975	7,949	7,950
Total amortization expenses	$5,884	$5,613	$11,773	$11,236

The expected future amortization expenses related to the intangible assets as of June 30, 2024 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2024	$11,750
2025	24,093
2026	20,118
2027	7,272
2028	4,506
Thereafter	17,502
Total	$85,241

Goodwill

The following table represents the changes to goodwill:

Carrying Amount
(in thousands)
Balance as of December 31, 2023	$834,203
Effect of foreign currency translation	(202)
Balance as of June 30, 2024	$834,001

7. Operating Leases

The components of total lease costs for operating leases for the periods presented were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(in thousands)
Operating lease cost	$6,994	$9,393	$13,880	$14,572
Variable lease cost	3,674	2,935	6,796	5,439
Short-term lease cost	196	91	358	191
Total lease cost	$10,864	$12,419	$21,034	$20,202

The supplemental cash flow information related to operating leases for the periods presented were as follows:

	Six Months Ended June 30,
	2024	2023

	(in thousands)
Cash payments for operating lease liabilities	$9,362	$9,310
Operating lease liabilities arising from obtaining new operating lease right-of-use assets during the period	$89,251	$9,116

The weighted-average remaining lease terms and discount rates for operating leases were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Weighted-average remaining lease term (years)	7.1	5.9	7.2	6.1
Weighted-average discount rate	6.2%	4.4%	6.2%	4.4%

Future minimum lease payments under non-cancellable leases as of June 30, 2024, were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2024	$9,515
2025	24,013
2026	28,215
2027	28,557
2028	28,590
Thereafter	80,960
Total undiscounted lease payments	199,850
Less: imputed interest	(42,709)
Total operating lease liabilities	$157,141

8. Debt

On July 20, 2023, the Company entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loans”) and a $500.0 million revolving credit facility (“2023 Revolving Facility”). The 2023 Term Loans and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.75%. All SOFR borrowings under the 2023 Credit Agreement also incur a 0.1% credit adjustment. The Company has the ability to borrow in certain alternative currencies under the 2023 Credit Agreement. Alternative currency loans are priced using an Alternative Currency Term Rate plus any applicable spread adjustments. The Company may request increases to the 2023 Term Loans or 2023 Revolving Facility in a maximum aggregate amount not to exceed the greater of $520.0 million or 100% of adjusted earnings before interest, taxes, depreciation, and amortization, as defined in the 2023 Credit Agreement, for the most recently completed fiscal year. The 2023 Credit Agreement replaced the Company’s existing credit facility that had a remaining principal balance of $400.0 million and accrued interest of $9.2 million.

No amounts were outstanding on the 2023 Revolving Facility as of December 31, 2023. During the six months ended June 30, 2024, there were $115.0 million in draw downs on the 2023 Revolving Facility, all of which remained outstanding as of June 30, 2024 and are recorded within debt, current on the condensed consolidated balance sheets. As of June 30, 2024, $9.8 million of letters of credit were outstanding, resulting in an available balance of $375.2 million under the 2023 Revolving Facility.

The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of June 30, 2024, the Company was in compliance with the covenants under the 2023 Credit Agreement.

The obligations of the loan parties under the 2023 Credit Agreement with respect to the 2023 Term Loans and 2023 Revolving Facility are secured by (i) equity interests owned by the loan parties in each other loan party and in certain of the Company's wholly-owned domestic restricted subsidiaries and (ii) substantially all assets of the domestic loan parties (subject to certain customary exceptions). In addition, subject to certain customary exceptions, these obligations are guaranteed by (i) the Company, (ii) each subsidiary of the Company that directly or indirectly owns a borrower and (iii) each other direct and indirect wholly-owned domestic restricted subsidiary of the Company.

Debt consisted of the following:

	As of
	June 30, 2024	December 31, 2023

	(in thousands)
2023 Term Loans with principal payments due quarterly; final balance due on maturity date of July 20, 2028	$794,813	$804,938
2023 Revolving Facility	115,000	—
Less: deferred financing costs	(4,720)	(5,298)
Total debt, net of deferred financing costs	905,093	799,640
Less: debt, current	(149,282)	(24,157)
Debt, noncurrent	$755,811	$775,483

Aggregate maturities on debt (excluding the 2023 Revolving Facility) as of June 30, 2024 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2024	$15,188
2025	40,500
2026	40,500
2027	40,500
2028	658,125
Total future principal payments	$794,813

The Company recognizes and records interest expense related to its debt in interest expense, net, which totaled $15.8 million and $7.3 million for the three months ended June 30, 2024 and 2023, respectively, and $31.4 million and $14.3 million for the six months ended June 30, 2024 and 2023, respectively.

9. Commitments and Contingencies

Non-Cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments, including marketing and endorsement agreements. Certain of these agreements extend over terms of up to five years, with payments required in varying installments over the term. As of June 30, 2024, the Company has remaining obligations associated with agreements with original terms greater than 12 months totaling $31.0 million, which is payable in a combination of cash and ordinary shares of SharkNinja, Inc.

Indemnifications and Contingencies

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.

Legal Proceedings

From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities, including certain patent infringement claims and false advertising claims against us. The Company investigates these claims as they arise. The Company is not presently a party to any litigation the outcome of which the Company believes, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial condition and results of operations.

10. Shareholders' Equity and Equity Incentive Plan

Distributions to Former Parent

During the year ended December 31, 2022, the Company entered into a note agreement with the Former Parent (the “2022 Intercompany Note to Former Parent”) in which SharkNinja transferred $49.3 million to its Former Parent. Due to the nature of the note receivable, the Company considered it to be an in-substance distribution to its Former Parent accounted for as contra-equity at inception. During the six months ended June 30, 2023, the Company declared and issued distributions to the Former Parent of $110.4 million which included amounts receivable of $50.4 million under the 2022 Intercompany Note to Former Parent, including interest, in satisfaction of such note.

Restricted Share Units

SharkNinja Equity Incentive Plan

On July 28, 2023, the Company's board of directors adopted the 2023 Equity Incentive Plan (the "2023 Plan”) to grant cash and equity incentive awards to eligible participants in order to attract, motivate and retain talent. The 2023 Plan provides for the issuance of stock options, share appreciation rights, restricted stock awards, restricted share units (“RSUs”), performance awards and other awards. The 2023 Plan initially made 13,898,287 ordinary shares available for future award grants.

RSU activities for the six months ended June 30, 2024 for RSUs granted under the 2023 Plan to the Company's employees were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of December 31, 2023	3,857,986	$28.32
Granted	170,724	59.56
Vested	(1,599,393)	(27.48)
Cancelled/Forfeited	(52,381)	(30.05)
Unvested as of June 30, 2024	2,376,936	$31.09

RSUs granted for the six months ended June 30, 2024 under the 2023 Plan were 170,724, of which 64,572 RSUs were granted with service-only conditions, 94,028 performance-based RSUs were granted with vesting conditions tied to the achievement of certain performance growth metrics, such as net sales, gross profit and operating cash flow and 12,124 market-based RSUs were granted with conditions tied to the achievement of a certain level of market capitalization over a consecutive period of time.

Employee Stock Purchase Plan

On July 28, 2023, the board of directors approved the 2023 Employee Share Purchase Plan (the "ESPP"). A maximum of 1% of the Company's outstanding ordinary shares (or 1,389,828 shares) were made available for sale under the ESPP. The ESPP contains an evergreen provision whereby the shares available for sale will automatically increase on the first day of each calendar year from January 1, 2025 through and including January 1, 2033, in an amount equal to the lesser of (i) 0.15% of the total number of shares of the Company's ordinary shares outstanding on December 31 of the preceding year; (ii) 300,000 shares; or (iii) such lesser number of shares as determined by the board at any time prior to the first day of a given calendar year. The first offering period began in February 2024. During the six months ended June 30, 2024, there were no shares purchased under the ESPP. As of June 30, 2024, total unrecognized share-based compensation was $0.3 million, which is to be recognized over a weighted-average remaining period of 0.1 years.

Share-Based Compensation

The share-based compensation by line item in the accompanying condensed consolidated statements of income is summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(in thousands)
Research and development	$2,286	$840	$5,785	$1,070
Sales and marketing	2,135	411	4,707	512
General and administrative	9,709	1,066	23,064	1,583
Total share-based compensation	$14,130	$2,317	$33,556	$3,165

As of June 30, 2024, the Company had $48.5 million unrecognized share-based compensation cost related to RSUs granted under the 2023 Plan that will be recognized over the weighted average period of 1.5 years. Of this unrecognized share-based compensation cost, $24.3 million and $2.3 million related to RSUs granted under the 2023 Plan with performance and market conditions, respectively.

For those RSUs with service conditions, performance conditions or a combination of both, the grant date fair value was measured based on the quoted price of our ordinary shares at the date of grant. The weighted average grant date fair value of these awards for the six months ended June 30, 2024 was $59.86 per share.

The total grant-date fair value of RSUs vested during the six months ended June 30, 2024 was $44.0 million.

11. Income Taxes

The Company recorded a provision for income taxes of $21.6 million and $4.0 million for the three months ended June 30, 2024 and 2023, respectively, and $55.5 million and $28.3 million for the six months ended June 30, 2024 and 2023, respectively. The Company’s effective tax rate (“ETR”) was 24.1% and 25.1% for the three months ended June 30, 2024 and 2023, respectively. This decrease in the ETR was primarily driven by prior year tax shortfalls associated with stock compensation. The Company’s ETR was 23.8% and 22.2% for the six months ended June 30, 2024 and 2023, respectively. This increase in the ETR was primarily driven by limitations on deductible executive compensation.

12. Net Income Per Share

On July 31, 2023, in connection with the separation from JS Global, 138,982,872 ordinary shares of SharkNinja, Inc. were distributed to JS Global shareholders. The distributed share amount of SharkNinja, Inc. is utilized for the calculation of basic and diluted net income per share of the Company for all periods presented prior to the separation and distribution from JS Global. For the three and six months ended June 30, 2024 and 2023, these shares are treated as issued and outstanding for purposes of calculating historical net income per share. For periods prior to the separation and distribution, it is assumed that there are no dilutive equity instruments as there were no equity awards of SharkNinja, Inc. outstanding prior to the separation and distribution.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(in thousands, except share and per share data)
Numerator:
Net income	$68,048	$11,936	$177,660	$99,032
Denominator:
Weighted-average shares used in computing net income per share, basic	139,888,497	138,982,872	139,668,527	138,982,872
Dilutive effect of RSUs	1,035,801	—	1,145,135	—
Weighted-average shares used in computing net income per share, diluted	140,924,298	138,982,872	140,813,662	138,982,872
Net income per share, basic	$0.49	$0.09	$1.27	$0.71
Net income per share, diluted	$0.48	$0.09	$1.26	$0.71

Potential ordinary shares of certain performance-based and market-based RSUs of approximately 978,668 and 1,070,692 for the three and six months ended June 30, 2024, respectively, for which all targets required to trigger vesting had not been achieved, were excluded from the calculations of weighted average shares used in computing diluted net income per share.

13. Related Party Transactions

Transactions with JS Global

Prior to the separation, the Company operated as part of JS Global’s broader corporate organization rather than as a stand-alone public company and engaged in various transactions with JS Global entities. Following the separation and distribution, JS Global continues to be a related party due to a common shareholder that has majority control of both the Company and JS Global. Our arrangements with JS Global entities and/or other related persons or entities as of the separation are described below.

Supplier Agreements

The Company historically relied on a JS Global purchasing office entity to source finished goods on the Company’s behalf and to provide certain procurement and quality control services. Additionally, the Company purchases certain finished goods directly from a subsidiary of JS Global. For the three and six months ended June 30, 2024, the Company purchased $51.3 million and $107.1 million, respectively, and for the three and six months ended June 30, 2023, the Company purchased $412.2 million and $712.0 million, respectively, of finished goods from JS Global entities. In connection with these agreements, the Company historically incurred costs related to certain procurement and quality control activities that were reimbursed by JS Global entities. For the three and six months ended June 30, 2024, JS Global entities made no payments of this nature to the Company. In comparison, for the three and six months ended June 30, 2023, JS Global entities paid the Company $8.5 million and $16.0 million, respectively, which were recorded as a reduction to cost of sales for services rendered under these agreements.

Sourcing Services Agreement

In connection with the separation, the Company entered into a sourcing services agreement with JS Global. Pursuant to the agreement, the Company procures products from certain suppliers in the Asia-Pacific region (“APAC”), and JS Global provides coordination, process management and relationship management support to us with respect to such suppliers. The Company retains the right to procure such products and services from third parties. The Company pays JS Global a service fee based on the aggregate amount of products procured by the Company from such suppliers managed by JS Global under the agreement. The Sourcing Services Agreement has a term commencing July 28, 2023 and ending on June 30, 2025. The Company will pay JS Global the following: (i) for the period July 28, 2023 to June 30, 2024, an amount equal to 4% of the procurement amount during such period; and (ii) for the period from July 1, 2024 until December 31, 2024, an amount equal to 2% of the procurement amount during such period; and (iii) for the period from January 1, 2025 until the end of the Term, an amount equal to 1% of the procurement amount during such period. For the three and six months ended June 30, 2024, fees incurred by the Company related to this agreement were $13.1 million and $25.0 million, respectively, and were included in cost of inventories.

Brand License Agreement

In connection with the separation, the Company entered into a brand license agreement with JS Global, in which the Company granted to JS Global the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets in APAC. The brand license agreement has a term of 20 years from the date of the separation. Under this agreement, JS Global pays to SharkNinja a royalty of 3% of net sales of licensed products. For the three and six months ended June 30, 2024, the Company earned royalty income of $1.4 million and $2.3 million, respectively, which was included in net sales.

Product Development Agreements

The Company has historically utilized JS Global subsidiaries for certain research and development services. The Company paid $0.8 million and $1.7 million for the three and six months ended June 30, 2024, respectively, and $0.9 million and $1.8 million for the three and six months ended June 30, 2023, respectively, for these services.

In connection with the separation, the Company entered into an agreement with JS Global to provide certain research and development, and related product management, services to JS Global entities related to the distribution of products in APAC. For the three and six months ended June 30, 2024, the Company earned product development service fees of $0.5 million and $1.0 million under this agreement, which were recorded as a reduction of research and development expenses.

Transition Services Agreement

In connection with the separation, the Company entered into a transition services agreement with JS Global pursuant to which the Company provides certain transition services to JS Global, in order to facilitate the transition of the separated JS Global business. The services are provided on a transitional basis for a term of twenty-four months, subject to a three-month extension by JS Global. For the three and six months ended June 30, 2024, service fees related to this agreement were $0.8 million and $1.5 million, respectively, and were recorded as a reduction of general and administrative expenses.

Transactions with Former Parent

See “Note 10 - Shareholders' Equity and Equity Incentive Plan” for details on the Company’s distributions to Former Parent.

The following is a summary of the related party transactions associated with JS Global:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(in thousands)
Related party revenue
Sale of goods	$—	$493	$—	$1,251
Royalty income	1,402	—	2,350	—
Related party expense (income)
Cost of sales - purchases of goods and services, net	$64,456	$403,696	$132,152	$696,005
Research and development services, net	322	905	740	1,766
General and administrative	(750)	—	(1,500)	—

	As of
	June 30, 2024	December 31, 2023

	(in thousands)
Related party assets
Accounts receivable, net	$4,151	$3,594
Related party liabilities
Accounts payable	$64,712	$101,538